SI 06050413 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 13812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING SEPTEMBER 1, 2005 (MM/DD/YY) AND ENDING AUGUST 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HIGHAM-WHITRIDGE SECURITIES Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 RIDGE AVENUE
(No. and Street)

PITTSBURGH (City) PA (State) 15212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHESTER H. SANDERSON (412) 237-2080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCCRORY & MCDOWELL LLC
(Name – *if individual, state last, first, middle name*)

ONE RIVERFRONT CENTER, 20 STANWIX STREET, PITTSBURGH, PA 15222
(Address) (City) (State) (Zip Code)

PROCESSED
NOV 1 3 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 3 0 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHESTER H. SANDERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HIGHAM-WHITRIDGE SECURITIES, as of AUGUST 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SECRETARY/TREASURER

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joyce A. Wills, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Sept. 22, 2007
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGHAM-WHITRIDGE SECURITIES, INC.

(A Wholly Owned Subsidiary of Babb, Inc.)

Financial Statements

August 31, 2006 and 2005

McCRORY & McDOWELL LLC

HIGHAM-WHITRIDGE SECURITIES, INC.

Financial Statements

August 31, 2006 and 2005

TABLE OF CONTENTS

	Page Number
Independent Auditors' Report	1
Financial Statements	
Statements of Financial Condition	2
Statements of Operations and Other Comprehensive Income	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-8
Schedules	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Reconciliation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3	10
Statement Regarding Rule 15c3-3	11
Report of Independent Auditors on Internal Control	12-13

McCRORY & McDOWELL LLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

October 2, 2006

To the Board of Directors
Higham-Whitridge Securities, Inc.

We have audited the accompanying statements of financial condition of Higham-Whitridge Securities, Inc. (a wholly owned subsidiary of Babb, Inc.) (the Company) as of August 31, 2006 and 2005, and the related statements of operations and other comprehensive income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Higham-Whitridge Securities, Inc. at August 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules (pages 9 to 11) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCrory & McDowell LLC

McCRORY & McDOWELL LLC
Pittsburgh, Pennsylvania

One Riverfront Center
20 Stanwix Street
Pittsburgh, PA 15222

P: 412-281-9690
F: 412-281-5925
www.mccmcd.com

HIGHAM-WHITRIDGE SECURITIES, INC.
(A Wholly Owned Subsidiary of Babb, Inc.)
Statements of Financial Condition

ASSETS

		August 31		
		2006		2005
Current Assets				
Cash and Cash Equivalents	$	16,068	$	15,866
Investments Available for Sale (Fair Value)		8,475		7,050
Prepaid Taxes		210		210
		24,753		23,126
Other Assets				
Due from Parent Company		99,654		99,772
TOTAL ASSETS	**$**	**124,407**	**$**	**122,898**

LIABILITIES AND STOCKHOLDER'S EQUITY

		2006		2005
Current Liabilities				
Accounts Payable	$	1,800	$	1,800
Deferred Tax Liability		1,707		1,219
		3,507		3,019
Stockholder's Equity				
Common Stock, Stated Valued $1 per Share - Authorized, Issued and Outstanding 1,000 Shares		1,000		1,000
Additional Paid-In Capital		4,000		4,000
Retained Earnings		112,432		112,348
Unrealized Holding Gains		3,468		2,531
		120,900		119,879
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**124,407**	**$**	**122,898**

See notes to financial statements.

HIGHAM-WHITRIDGE SECURITIES, INC.
(A Wholly Owned Subsidiary of Babb, Inc.)
Statements of Operations and Other Comprehensive Income

	For the Years Ended August 31	
	2006	2005
Revenues		
Management Fee Income	$ 4,000	$ 2,500
Net Commission Income	247	280
Interest Income	202	130
	4,449	2,910
Expenses		
Other Operating Expenses	4,365	3,457
Net Income (Loss)	84	(547)
Other Comprehensive Income		
Unrealized Holding Gains (Net of Tax of $488 and $1,219, respectively)	937	2,531
COMPREHENSIVE INCOME	**$ 1,021**	**$ 1,984**

See notes to financial statements.

HIGHAM-WHITRIDGE SECURITIES, INC.

(A Wholly Owned Subsidiary of Babb, Inc.)

Statements of Changes in Stockholder's Equity

For the Years Ended August 31, 2006 and 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unrealized Holding Gains	Total
Balance at August 31, 2004	$ 1,000	$ 4,000	$ 112,895	$ 0	$ 117,895
Change in Unrealized Holding Gains	0	0	0	2,531	2,531
Net Loss	0	0	(547)	0	(547)
Balance at August 31, 2005	1,000	4,000	112,348	2,531	119,879
Change in Unrealized Holding Gains	0	0	0	937	937
Net Income	0	0	84	0	84
Balance at August 31, 2006	$ 1,000	$ 4,000	$ 112,432	$ 3,468	$ 120,900

See notes to financial statements.

HIGHAM-WHITRIDGE SECURITIES, INC.
(A Wholly Owned Subsidiary of Babb, Inc.)
Statements of Cash Flows

INCREASE IN CASH AND CASH EQUIVALENTS

	For the Years Ended August 31	
	2006	2005
Cash Flows from Operating Activities		
Net Income (Loss)	$ 84	$ (547)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used In) Operating Activities:		
(Increase) Decrease in:		
Prepaid Taxes	0	(4)
	84	(551)
Cash Flows from Investing Activities		
Due from Parent Company	118	681
Net Change in Cash and Cash Equivalents	202	130
Cash and Cash Equivalents at Beginning of Year	15,866	15,736
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 16,068**	**$ 15,866**

See notes to financial statements.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Higham-Whitridge Securities, Inc. (the Company) is engaged exclusively in the sale of insurance contract annuities and mutual funds. Commission income is recognized as earned. The Company is a wholly owned subsidiary of Babb, Inc.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of income and expense during the reported period. Actual results could differ from those estimates.

Income Taxes – The operations of the Company are included in the consolidated federal income tax return of Babb, Inc. In accordance with the policy of Babb, Inc., the Company provides for its share of federal income taxes as if it were filing separately with the Internal Revenue Service. The Company does not receive tax benefits from Babb, Inc. in years in which operating losses are incurred. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes.

Cash and Cash Equivalents – For the purpose of reporting, cash and cash equivalents include money market accounts and any highly liquid debt instruments with an original maturity of three months or less from the date of purchase.

Investments – Investments in equity securities that have readily determinable fair values and all debt securities are classified as held to maturity, trading, or available-for-sale securities. The unrealized gains or losses for trading securities are included in net earnings, while the unrealized gains or losses on securities classified as available-for-sale (reported at fair value) are included as a separate component of stockholder's equity. Realized gains and losses are determined using the first-in, first-out cost method.

2. INVESTMENTS AVAILABLE FOR SALE

The Company's investment as of August 31, 2006 and 2005 consists of individual corporate stock which has been classified as available-for-sale stated at its fair value of $8,475 and $7,050, respectively, compared to historical cost of $3,300. The unrealized gains of $5,175 and $3,750 are reported as a separate component of stockholder's equity net of deferred income taxes for the years ended August 31, 2006 and 2005, respectively.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2006, the Company had net capital of $19,585, which was $14,585 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 11 to 1 and 10 to 1 at August 31, 2006 and 2005, respectively.

4. INCOME TAXES

The provision for income taxes at August 31, 2006 and 2005 consists of the following:

	For the Years Ended August 31	
	2006	2005
Current:		
State	$ 0	$ 0
Deferred:		
Federal	338	844
State	150	375
	488	1,219
	$ 488	**$ 1,219**

Items reconciling federal income taxes at statutory rates to the provision for income taxes consist of rate differentials, state income taxes, and nondeductible items. The deferred taxes have been netted with the unrealized gain on investments for financial statement presentation.

4. INCOME TAXES (Continued)

The deferred tax liability in the accompanying balance sheets includes the following component:

	For the Years Ended August 31	
	2006	2005
Deferred Tax Liabilities arising from:		
Temporary Differences in Unrealized Gain on Investments	$ 1,707	$ 1,219

5. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents in a financial institution located in Allegheny County. The Company has not experienced any losses in such accounts and does not believe that it is exposed to any significant risk to cash.

6. MANAGEMENT FEE INCOME

The Company received management fee income of $4,000 and $2,500 from Babb, Inc. for the years ending August 31, 2006 and 2005, respectively.

7. RELATED PARTY TRANSACTIONS

Babb, Inc. owed the Company $99,654 and $99,772 at August 31, 2006 and 2005, respectively. No interest is accrued on this account.

HIGHAM-WHITRIDGE SECURITIES, INC.

(A Wholly Owned Subsidiary of Babb, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	August 31	
	2006	2005
Net Capital		
Total Stockholder's Equity	$ 120,900	$ 119,879
Less: Non-Allowable Assets	(99,864)	(99,982)
15% Haircut on Securities	(1,271)	(1,058)
	$ 19,765	**$ 18,839**
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Accounts Payable and Due to Parent	**$ 1,800**	**$ 1,800**
Computation of Basic Net Capital Requirements		
Minimum Net Capital	**$ 5,000**	**$ 5,000**
Excess Net Capital	**$ 14,765**	**$ 13,838**
Excess Net Capital at 1,000% (Net Capital Less 10% of Aggregate Indebtedness)	**$ 19,585**	**$ 18,658**
Ratio: Aggregated Indebtedness to Net Capital	**11 to 1**	**10 to 1**

The computation of net capital per this report does differ from that previously filed on the Form X-17A-5 Part IIA 5th Focus as of August 31, 2006.

HIGHAM-WHITRIDGE SECURITIES, INC.

(A Wholly Owned Subsidiary of Babb, Inc.)

Reconciliation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

	Per Audited Financial Statements	Per Form X-17A-5 Part IIA 5th Focus for Period Ending 8/31/06	Difference
Net Capital			
Total Stockholder's Equity	$ 120,900	$ 122,607	$ 1,707
Less: Non-Allowable Assets	(99,864)	(99,864)	0
15% Haircut on Securities	(1,271)	(1,271)	0
	$ 19,765	**$ 21,472**	**$ 1,707**
Aggregate Indebtedness			
Items Included in Statement of Financial Condition: Accounts Payable and Due to Parent	**$ 1,800**	**$ 1,800**	**$ 0**
Computuation of Basic Net Capital Requirements			
Minimum Net Capital	**$ 5,000**	**$ 5,000**	**$ 0**
Excess Net Capital	**$ 14,765**	**$ 16,472**	**$ 1,707**
Excess Net Capital at 1,000% (Net Capital Less 10% of Aggregate Indebtedness)	**$ 19,585**	**$ 21,292**	**$ 1,707**
Ratio: Aggregated Indebtedness to Net Capital	**11 to 1**	**12 to 1**	**11 to 1**

The Total Stockholder's Equity as of August 31, 2006 does not include $1,707 of deferred federal and state income taxes. The unaudited Form X-17A-5 Part IIA 5th Focus shows Total Stockholder's Equity of $122,607.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

McCRORY & McDOWELL LLC
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

October 2, 2006

To the Board of Directors
Higham-Whitridge Securities, Inc.

In planning and performing our audit of the basic financial statements of Higham-Whitridge Securities, Inc. (the Company) as of and for the year ended August 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedure and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Riverfront Center
20 Stanwix Street
Pittsburgh, PA 15222
P: 412-281-9690
F: 412-281-5925
www.mccmcd.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McCrory & McDowell LLC

McCRORY & McDOWELL LLC
Pittsburgh, Pennsylvania